EXHIBIT 21.1

HARVEST NATURAL RESOURCES, INC.

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation

Harvest-Vinccler Dutch Holding B.V.*	The Netherlands

HNR Energia B.V.	The Netherlands

The names of certain subsidiaries have been omitted in reliance upon Item 601(b)(21)(ii) of Regulation S-K.

*	All subsidiaries are wholly-owned by Harvest Natural Resources, Inc., except Harvest-Vinccler Dutch Holding B.V. which is indirectly owned 80 percent by Harvest Natural Resources, Inc.